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United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Rolf Sundwall Daniel Gordon Chris Edwards Mary Beth Breslin

Re:	Zentalis Pharmaceuticals, LLC Registration Statement on Form S-1 Filed March 6, 2020 File No. 333-236959

Ladies and Gentlemen:

On behalf of Zentalis Pharmaceuticals, LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 11, 2020 with respect to the Company’s above-captioned Registration Statement on Form S-1 (the “Registration Statement”). The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

March 13, 2020

Financial Statements

Consolidated Balance Sheets, page F-3

1.	Please revise to disclose the redemption value of your convertible preferred units on the face of the balance sheet. Refer to Regulation S-X, Item 5-02.27(b).

Response: The Company respectfully advises the Staff that it will revise the disclosure in a pre-effective amendment to the Registration Statement.

Notes to Consolidated Financial Statements

8. Convertible Preferred Units, page F-19

2.

Please provide your analysis supporting the classification of your convertible preferred units outside of permanent equity during 2019. In your response, tell us how the issuance of your Series C Preferred Units amended the terms or conditions of your Series A and B Preferred Units, and whether classification outside of permanent equity may have been appropriate in earlier periods.

Response: We assessed the classification of our Preferred Units as of December 31, 2018 and 2019 in accordance with the guidance in ASC 480-10-S99-3A, which states that “ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable…upon the occurrence of an event that is not solely within the control of the issuer.” Example 2 within that guidance states that “(a) preferred security that is not required to be classified as a liability under other applicable GAAP may have a redemption provision that states it may be called by the issuer upon an affirmative vote by the majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the company because the governance structure of the company is vested with the power to avoid redemption, if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances should be considered.”

Our Limited Liability Company Agreement includes provisions for various “Deemed Liquidation Events” that require the approval of a majority of our Board of Directors and a majority vote of our preferred unit holders voting together as a single class. In the event of a Deemed Liquidation Event, the preferred unit holders would effectively achieve redemption of their securities because of the existence of distribution preferences. We therefore assessed whether the preferred unit holders had the ability to unilaterally effect a Deemed Liquidation Event.

As of December 31, 2018, our Board of Directors consisted of four members. Two such members (Anthony Sun and Cam Gallagher) were designated by the holders of a majority

March 13, 2020

of outstanding Class A common units. One member of the Board of Directors (Karan Takhar) was designated by Matrix Capital Management Master Fund, L.P. (“Matrix Capital”) and one member (David Goel) was designated by Matrix Capital and approval of holders of at least 70% of the of the outstanding Series B preferred units. Neither Mr. Sun nor Mr. Gallagher is a holder of preferred units. Because a majority vote of the Board of Directors is required to effect a Deemed Liquidation Event, and as the preferred unit holders only held two seats on the Board of Directors, we concluded that a Deemed Liquidation Event or any other redemption of the preferred units was “solely within the control of the issuer.” We considered all rights and privileges associated with the preferred units and concluded that there were no facts or circumstances that indicated the preferred unit holders could force a redemption as of December 31, 2018. Therefore, all preferred units were presented within permanent equity at that date.

As of December 31, 2019, our Board of Directors consisted of five members. The four members described above remained on the board. Upon the issuance of Series C preferred units, the holders of Series C preferred units were granted the right to designate the fifth member of the Board of Directors. David Johnson was appointed to the board as a result of a majority vote of the Series C preferred unit holders. Mr. Johnson is also a holder of Series C preferred units. Therefore, upon the issuance of the Series C preferred units and the appointment of Mr. Johnson to the Board of Directors, preferred unit holders as a class became represented by a majority of our directors. With a majority of the Board of Directors, preferred unit holders as a class obtained the ability to effect a Deemed Liquidation Event. A redemption of the preferred units was thus deemed to be outside the sole control of the issuer and all preferred units were reclassified to mezzanine equity presentation.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Anthony Y. Sun, M.D., Chief Executive Officer and President, Zentalis Pharmaceuticals, LLC

Cheston Larson, Latham & Watkins LLP

Matthew Bush, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Richard Segal, Cooley LLP

Alison Haggerty, Cooley LLP